UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI HVAC ENTERPRISES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
READING, PA 19612

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3

Notes to Financial Statements	4 - 12

Schedule H, Line Item 4(i) — Schedule of Assets (Held at End of Year)	13

Exhibit 23
All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
UGI HVAC Enterprises, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 27, 2014

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS:
Investments (Notes 3 and 5)	$23,193,678	$18,901,198
Receivables:
Participants' contributions receivable	25,730	27,154
Employers' contributions receivable	7,849	4,793
Notes receivable from participants	442,949	419,831
Total assets	23,670,206	19,352,976
LIABILITIES:
Accrued administrative expenses	4,935	3,623
Total liabilities	4,935	3,623
Net assets available for benefits at fair value	23,665,271	19,349,353
Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(23,683)	(37,849)
Net assets available for benefits	$23,641,588	$19,311,504
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2013	2012
Additions:
Participants’ contributions	$1,131,310	$1,104,462
Employers’ contributions	337,045	338,966
Participants’ rollover contributions	221,050	351,792
Investment income:
Dividends and interest	436,260	437,879
Net appreciation in value of investments	4,061,746	1,850,611
Interest on notes receivable from participants	18,408	19,042
Deductions:
Distributions to participants	(1,855,932)	(1,715,293)
Net transfers of participants’ balances	—	(139,373)
Administrative fees	(19,803)	(13,915)
Net increase	4,330,084	2,234,171
Net assets available for benefits — beginning of year	19,311,504	17,077,333
Net assets available for benefits — end of year	$23,641,588	$19,311,504
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

1.	Description of the Plan
The following brief description of the UGI HVAC Enterprises, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2013 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan which covers employees of UGI HVAC Enterprises, Inc. (the “Company”) and certain affiliated companies (collectively, “the Employers”). The Company is a wholly owned subsidiary of UGI Enterprises, Inc. (“Enterprises”). Enterprises is a wholly owned subsidiary of UGI Corporation (“UGI”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Pension Committee of the Board of Directors of UGI Utilities, Inc., a wholly owned subsidiary of UGI.
Contributions. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition a participant may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For the 2013 and 2012 Plan Years, the IRC before-tax contribution limits were $17,500 and $17,000, respectively. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Company (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for both the 2013 and 2012 Plan Years was $5,500. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

Generally, for each pay period during a Plan year, the Employers may, at their discretion, make a contribution to the Plan equal to 50% of participant before-tax and after-tax contributions, up to a total of 5% of compensation (as defined in the Plan document) for each participant who has made before-tax and/or after-tax contributions.
A participant is immediately fully vested in the portion of his or her account attributable to participant contributions as well as matching contributions made by the Employers.
Effective January 1, 2014, the Plan also permits participants to make Roth 401(k) contributions to the Plan.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, collective trust funds and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement collective trust fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below). References to “Fidelity” in the table of trust investments below (Note 3) refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by the Vanguard Group.
Distributions. The Plan benefit of a participant who terminates employment for any reason other than death shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age (as defined in the Plan document) or age 70 1/2 unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant's death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her Voluntary Participant Contribution Account attributable to after-tax contributions, as defined in the Plan document. However, the withdrawal must be in an amount of at least $500.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.
Active employees who reach age 59 1/2 can elect an in-service withdrawal in the amount of at least $1,000. A participant may withdraw up to 100% of the balance of his or her Rollover Account, as defined in the Plan document, at any time. No more than one withdrawal in any calendar year is permitted from each of the Voluntary Participant Contribution Account and Rollover Account portions of a participant's account.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (a) 50% of a participant's before-tax and rollover account balances, or (b) $50,000 less the highest balance of all loans during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.

Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the plan fees described below, the Employers currently pay such expenses. During the periods covered by the financial statements, each active Plan account was assessed a quarterly recordkeeping fee as follows: $4.25 from January 1, 2012 through June 30, 2012; $10.50 from July 1, 2012 to September 30, 2013; and $14.50 beginning October 1, 2013. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund and collective trust fund expenses are paid to fund managers from mutual fund or collective trust assets.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

2.	Accounting Policies

Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). Fidelity Brokerage Link accounts are reflected at their fair value of associated investments.

The Statements of Net Assets Available for Benefits reflects the Plan’s interests in collective trust funds at their net asset values (“NAVs”) provided by the administrator of the funds. The NAVs are based upon the fair values of the underlying assets owned by the funds, minus their liabilities, and then divided by the number of shares outstanding. For the Vanguard Retirement Savings Trust III fund, such amount is then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III fund is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.

Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for investments of the Vanguard Retirement Savings Trust III fund for which distributions are based upon contract value and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan and the UGI Utilities, Inc. Savings Plan, which are affiliated plans.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when earned. No allowances for credit losses have been recorded as of December 31, 2013 or 2012.

Fair Value Measurements. The Plan performs fair value measurements in accordance with GAAP. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.	Trust Investments
The components of trust investments by fund at December 31, 2013 and 2012 are as follows:

	December 31,
	2013		2012
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (shares -- 102,461 and 109,068, respectively)	$1,163,961		$1,296,824	*
Fidelity Growth Company Fund - Class K (shares -- 22,955 and 22,034, respectively)	2,747,945	*	2,055,296	*
Fidelity Spartan International Index Fund (shares -- 26,214 and 26,026, respectively)	1,066,140		892,187
Fidelity T. Rowe Price Equity Income Fund (shares -- 15,609 and 13,601, respectively)	512,597		359,745
Fidelity PIMCO Total Return Fund Institutional Class (shares -- 2,744 and 1,695, respectively)	29,332		19,052
Fidelity American Funds EuroPacific Growth Fund Class R-6 (shares -- 479 and 507, respectively)	23,503		20,891
Fidelity Royce Pennsylvania Mututal Fund Investment Class (shares -- 520 and 0, respectively)	7,654		—
Vanguard Institutional Index Fund (shares -- 18,855 and 18,200, respectively)	3,191,841	*	2,375,461	*
Vanguard Prime Money Market Fund (shares -- 567,486 and 709,749, respectively)	567,486		709,749
Vanguard Target Retirement Income Fund (shares -- 0 and 21,201, respectively)	—		258,440
Vanguard Target Retirement 2010 Fund (shares -- 0 and 5,556, respectively)	—		134,072
Vanguard Target Retirement 2015 Fund (shares -- 0 and 86,337, respectively)	—		1,155,186	*
Vanguard Target Retirement 2020 Fund (shares -- 0 and 924, respectively)	—		22,031
Vanguard Target Retirement 2025 Fund (shares -- 0 and 156,025, respectively)	—		2,120,378	*
Vanguard Target Retirement 2030 Fund (shares -- 0 and 5,503, respectively)	—		128,653
Vanguard Target Retirement 2035 Fund (shares -- 0 and 141,051, respectively)	—		1,987,413	*
Vanguard Target Retirement 2040 Fund (shares -- 0 and 2,757, respectively)	—		63,914
Vanguard Target Retirement 2045 Fund (shares -- 0 and 37,375, respectively)	—		543,804
Vanguard Target Retirement 2050 Fund (shares -- 0 and 1,687, respectively)	—		38,960
Vanguard Extended Market Index Fund (shares -- 48,753 and 47,714, respectively)	3,059,228	*	2,188,162	*
Total mutual funds	12,369,687		16,370,218

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Assets in Fidelity Brokerage Link — various investments, including registered investment company funds, money market funds and cash	126,246		249,182

Common Collective Trusts:
Vanguard Retirement Savings Trust III (shares — 520,799 and 487,264, respectively)	544,482		525,113
Vanguard Target Retirement Income Trust II (shares -- 5,697 and 0, respectively)	160,440		—
Vanguard Target Retirement 2010 Trust II (shares -- 34 and 0, respectively)	890		—
Vanguard Target Retirement 2015 Trust II (shares -- 46,796 and 0, respectively)	1,206,399	*	—
Vanguard Target Retirement 2020 Trust II (shares -- 2,342 and 0, respectively)	59,203		—
Vanguard Target Retirement 2025 Trust II (shares -- 107,735 and 0, respectively)	2,669,684	*	—
Vanguard Target Retirement 2030 Trust II (shares -- 11,316 and 0, respectively)	274,194		—
Vanguard Target Retirement 2035 Trust II (shares -- 95,324 and 0, respectively)	2,309,689	*	—
Vanguard Target Retirement 2040 Trust II (shares -- 4,094 and 0, respectively)	100,959		—
Vanguard Target Retirement 2045 Trust II (shares -- 33,388 and 0, respectively)	823,011		—
Vanguard Target Retirement 2050 Trust II (shares -- 2,857 and 0, respectively)	70,777		—
Vanguard Target Retirement 2055 Trust II (shares -- 22 and 0, respectively)	718		—
Total common collective trusts	8,220,446		525,113
UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 77,723 and 69,426, respectively)	2,460,710	*	1,742,593	*
Dividends receivable	16,589		14,092
Total UGI Common Stock fund	2,477,299		1,756,685
Total trust investments — fair value	$23,193,678		$18,901,198
Total trust investments — cost	$18,973,182		$16,608,431

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation in fair value of investments during the years ended December 31, 2013 and 2012 by major investment category follows:

	Year Ended December 31,
	2013	2012
Mutual funds	$3,437,836	$1,663,703
Target Retirement collective trusts	123,461	—
UGI Common Stock Fund	480,581	171,747
Other	19,868	15,161
Total net appreciation in fair value	$4,061,746	$1,850,611

In November 2013, the Plan's participation in the Target Retirement investment funds comprising registered investment company mutual funds was discontinued and the Plan added Target Retirement fund options comprising collective trust funds with investment objectives identical to the former Target Retirement mutual funds. The Target Retirement collective trust fund

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

options have expense ratios that are lower than the former Target Retirement mutual funds. All existing balances in the Target Retirement mutual funds were transferred to the corresponding Target Retirement collective trust funds as of November 22, 2013.

The UGI Common Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in a fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the UGI Common Stock Fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.

Beginning in October 2012, the Plan trustee began purchasing shares of UGI Corporation Common Stock on the open market rather than purchasing such shares directly from UGI Corporation. During the 2012 Plan Year, the Plan purchased, at market prices, 4,619 shares of UGI Corporation Common Stock directly from UGI Corporation for $133,732.

4.	Newly Adopted Accounting Standard

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with other GAAP or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the balance sheet. The new guidance is effective for the Plan beginning with the Plan year ending December 31, 2013. The adoption of ASU 2011-11 did not affect the Plan financial statements.

5.	Fair Value Measurements
The Plan performs fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820, Fair Value Measurement, are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

•
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock Fund: Consists principally in shares of UGI Corporation Common Stock as well as temporary cash investments. UGI Common Stock in the fund is valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

Collective trust funds: Valued at the net asset value (NAV) of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair values. The NAVs are based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that the funds will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

As previously mentioned, at December 31, 2013 the Plan held investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts. As the Vanguard Trusts are not directly quoted in active markets, the values of the Vanguard Trusts are classified as Level 2 in the fair value table below.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2013 and 2012:

	December 31, 2013
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond index mutual fund	$1,193,293	$—	$—	$1,193,293
Equity mutual funds	10,608,908	—	—	10,608,908
Money market mutual fund	567,486	—	—	567,486
Total mutual funds	12,369,687	—	—	12,369,687
UGI Common Stock fund	2,477,299	—	—	2,477,299
Brokerage Link	126,246	—	—	126,246
Common collective trusts	—	8,220,446	—	8,220,446
Total investments measured at fair value	$14,973,232	$8,220,446	$—	$23,193,678

	December 31, 2012
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond index mutual fund	$1,315,876	$—	$—	$1,315,876
Equity mutual funds	7,891,742	—	—	7,891,742
Target Retirement mutual funds	6,452,851	—	—	6,452,851
Money market mutual fund	709,749	—	—	709,749
Total mutual funds	16,370,218	—	—	16,370,218
UGI Common Stock fund	1,756,685	—	—	1,756,685
Brokerage Link	249,182	—	—	249,182
Common collective trust	—	525,113	—	525,113
Total investments measured at fair value	$18,376,085	$525,113	$—	$18,901,198

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments comprising collective trust funds measured at fair value based on net asset value (NAV) per share as of December 31, 2013 and 2012:

Year End	Investment	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable Value Collective Trust:
Dec. 31, 2013	Vanguard Retirement Savings Trust III	$544,482	n/a	Daily	30 day
Dec. 31, 2012	Vanguard Retirement Savings Trust III	$525,113	n/a	Daily	30 day
Target Retirement Collective Trusts:
Dec. 31, 2013	Vanguard Target Retirement Income Trust II	$160,440	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2010 Trust II	$890	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2015 Trust II	$1,206,399	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2020 Trust II	$59,203	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2025 Trust II	$2,669,684	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2030 Trust II	$274,194	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2035 Trust II	$2,309,689	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2040 Trust II	$100,959	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2045 Trust II	$823,011	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2050 Trust II	$70,777	n/a	Daily	30 day
Dec. 31, 2013	Vanguard Target Retirement 2055 Trust II	$718	n/a	Daily	30 day

6.	Federal Income Tax Status
On July 1, 2010, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of January 1, 2009 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
EIN # 51-0375688, PLAN # 001
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2013
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (1)	102,461 shrs	$1,192,901	$1,163,961
Fidelity Growth Company Fund - Class K (1)	22,955 shrs	2,108,415	2,747,945
Fidelity Spartan International Index Fund (1)	26,214 shrs	826,057	1,066,140
Fidelity T. Rowe Price Equity Income Fund (1)	15,609 shrs	392,353	512,597
Fidelity PIMCO Total Return Fund Institutional Class (1)	2,744 shrs	31,124	29,332
Fidelity American Funds EuroPacific Growth Fund Class R-6 (1)	479 shrs	21,105	23,503
Fidelity Royce Pennsylvania Mutual Fund Investment Class (1)	520 shrs	7,539	7,654
Vanguard Institutional Index Fund	18,855 shrs	2,165,534	3,191,841
Vanguard Prime Money Market Fund	567,486 shrs	567,486	567,486
Vanguard Extended Market Index Fund	48,753 shrs	1,770,130	3,059,228
Total Mutual Funds		9,082,644	12,369,687
Assets in Fidelity Brokerage Link Accounts (1)	Various investments including registered investment company funds, money market funds and cash	104,178	126,246
Common Collective Trusts:
Vanguard Retirement Savings Trust III (3)	520,799 shrs	520,799	520,799
Vanguard Target Retirement Income Trust II	5,697 shrs	159,868	160,440
Vanguard Target Retirement 2010 Trust II	34 shrs	884	890
Vanguard Target Retirement 2015 Trust II	46,796 shrs	1,194,146	1,206,399
Vanguard Target Retirement 2020 Trust II	2,342 shrs	58,328	59,203
Vanguard Target Retirement 2025 Trust II	107,735 shrs	2,629,826	2,669,684
Vanguard Target Retirement 2030 Trust II	11,316 shrs	269,435	274,194
Vanguard Target Retirement 2035 Trust II	95,324 shrs	2,264,909	2,309,689
Vanguard Target Retirement 2040 Trust II	4,094 shrs	98,873	100,959
Vanguard Target Retirement 2045 Trust II	33,388 shrs	805,653	823,011
Vanguard Target Retirement 2050 Trust II	2,857 shrs	69,294	70,777
Vanguard Target Retirement 2055 Trust II	22 shrs	702	718
		8,072,717	8,196,763
UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	77,723 units	1,697,054	2,460,710
Dividends receivable	$16,589	16,589	16,589
		1,713,643	2,477,299
Participant Loans:
Loan principal outstanding (4.25% – 9.00%) (1) (2)		442,949	442,949
Total — all funds		$19,416,131	$23,612,944

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2013

(3)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI HVAC Enterprises, Inc. Savings Plan

Date June 27, 2014	By:	/s/ Denise M. Bassett
	Name:	Denise M. Bassett
	Title:	Manager of Compensation and
Benefits of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Morison Cogen LLP